

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 2, 2008

Via U.S. Mail and Fax (949) 252-2190
Ms. Denise Deng
Chief Financial Officer
Largo Vista Group, Ltd.
4570 Campus Drive
Newport Beach, CA 92660

> **Re:** **Largo Vista Group, Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 0-30426**

Dear Ms. Deng:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended December 31, 2007

Business of Issuer, page 2

1. We note the Zunyi Municipal Government did not reimburse you for the final 50% of your costs to construct the LPG pipelines, and instead took the position you should collect the balance from customers as they subscribe for LPG delivery. It appears you are collecting these amounts as fees and accounting for them as revenue. Please disclose in more detail your accounting for the construction of the pipelines, the collection of the initial 50% from Zunyi, and your ongoing collection of connection or subscription fees.

Report of Independent Registered Accounting Firm, page F-1

2.   We note that your audit report was signed by an audit firm based in Virginia and your corporate offices are located in California. We also note that you conduct your operations in China, your revenues are generated in China and all of your assets are located in China. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Virginia.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief